[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 23, 2005

VIA EDGAR AND HAND DELIVERY

H. Christopher Owings
Assistant Director
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:                             Duke Energy Holding Corp.
Registration Statement on Form S-4
Filed July 1, 2005
File No. 333-126318

Dear Mr. Owings:

On behalf of Duke Energy Holding Corp. (the “Company”), attached hereto please find Exhibit A to the Company’s August 22, 2005 response to Comment 23 of your comment letter dated July 29, 2005 relating to the registration statement on Form S-4 filed by the Company on July 1, 2005 (Commission File No. 333-126318) in connection with the merger of Duke Energy Corporation and Cinergy Corp.

The attached was erroneously omitted from both the EDGAR filing and the courtesy copy subsequently hand delivered to the Staff.  This letter and the attached Exhibit A are being submitted through EDGAR as sole correspondence and contemporaneously hand delivered to the Staff.

Please do not hesitate to call me at (212) 735-2136 or Jeremy London at (202) 371-7535 with any questions regarding the foregoing.

Very truly yours,

Sheldon S. Adler, Esq.

Skadden, Arps, Slate, Meagher   & Flom LLP

cc:           B. Keith Trent, Esq.

                Group Vice President — General Counsel and Secretary

                Duke Energy Corporation

                Peter A. Atkins, Esq.

                Skadden, Arps, Slate, Meagher & Flom LLP

                Marc E. Manly, Esq.

                Executive Vice President and Chief Legal Officer

                Cinergy Corp.

                Steven A. Rosenblum, Esq.

                Wachtell, Lipton, Rosen & Katz

                Stephanie J. Seligman, Esq.

                Wachtell, Lipton, Rosen & Katz

Exhibit A

Duke Energy Holding Corp.

Valuation of Cinergy Stock Compensation Assumed

as of March 31, 2005

The following table displays the components of the value of Cinergy stock compensation assumed of $138 million:

Award Type	Amount (in millions)

Stock Options (pp. 2-3)	$79
Restricted Shares (p. 3)	7
Performance Awards (p. 4)	52
Total	$138

The pages that follow contain the supporting calculations for the amount shown above.

Stock Options

Option Grant Date	Adj. Strike Price	Adj. Shares Outstanding	70% of Remaining Term as of 3/31/2005	Volatility	Dividend Yield	Risk-Free Rate	Duke Stock FMV	Current Black-Scholes Value/Share	Value of Outstanding Stock Options
1/1/1997	$21.474	275,184	1.229	33.00%	4.71%	3.32%	$28.75	$7.66	$2,107,909.44
1/29/1997	$22.115	10,140	1.283	33.00%	4.71%	3.42%	$28.75	$7.28	$73,819.20
4/16/1997	$21.715	4,992	1.431	33.00%	4.71%	3.42%	$28.75	$7.62	$38,039.04
12/17/1997	$23.017	11,076	1.900	33.00%	4.71%	3.60%	$28.75	$7.13	$78,971.88
1/1/1998	$24.740	369,238	1.929	33.00%	4.71%	3.60%	$28.75	$6.25	$2,307,737.25
1/27/1998	$23.117	2,652	1.979	33.00%	4.71%	3.60%	$28.75	$7.12	$18,882.24
3/24/1998	$23.638	748,800	2.086	33.00%	4.71%	3.69%	$28.75	$6.92	$5,181,696.00
4/6/1998	$23.518	37,908	2.111	33.00%	4.71%	3.69%	$28.75	$6.99	$264,976.92
12/15/1998	$21.995	12,168	2.596	33.00%	4.71%	3.83%	$28.75	$8.03	$97,709.04
1/1/1999	$21.875	398,745	2.628	33.00%	4.71%	3.83%	$28.75	$8.10	$3,229,837.42
12/9/1999	$15.304	37,867	3.284	33.00%	4.71%	3.98%	$28.75	$12.11	$458,574.70
12/14/1999	$15.264	729,690	3.293	33.00%	4.71%	3.98%	$28.75	$12.14	$8,858,436.60
1/3/2000	$15.164	17,285	3.332	33.00%	4.71%	3.98%	$28.75	$12.19	$210,701.71
1/19/2000	$15.625	314,613	3.362	33.00%	4.71%	3.98%	$28.75	$11.88	$3,737,602.44
7/18/2000	$17.488	22,932	3.709	33.00%	4.71%	4.02%	$28.75	$10.70	$245,372.40
8/21/2000	$19.071	5,616	3.775	33.00%	4.71%	4.05%	$28.75	$9.83	$55,205.28
11/20/2000	$20.533	1,182	3.949	33.00%	4.71%	4.05%	$28.75	$9.11	$10,772.39
12/13/2000	$20.753	2,184	3.993	33.00%	4.71%	4.05%	$28.75	$9.01	$19,677.84
1/1/2001	$22.496	651,671	4.029	33.00%	4.71%	4.08%	$28.75	$8.25	$5,376,288.06
1/16/2001	$19.091	41,808	4.058	33.00%	4.71%	4.08%	$28.75	$9.84	$411,390.72
2/12/2001	$20.481	350,220	4.110	33.00%	4.71%	4.08%	$28.75	$9.16	$3,208,015.20
2/27/2001	$20.929	14,352	4.139	33.00%	4.71%	4.08%	$28.75	$8.95	$128,450.40
6/14/2001	$20.865	2,340	4.344	33.00%	4.71%	4.10%	$28.75	$9.01	$21,083.40
10/15/2001	$20.474	1,560	4.579	33.00%	4.71%	4.12%	$28.75	$9.21	$14,367.60
1/1/2002	$21.561	858,796	4.729	33.00%	4.71%	4.12%	$28.75	$8.75	$7,514,461.50
6/1/2002	$21.353	5,928	5.018	33.00%	4.71%	4.16%	$28.75	$8.87	$52,581.36
7/23/2002	$17.712	178,776	5.118	33.00%	4.71%	4.16%	$28.75	$10.49	$1,875,360.24
12/4/2002	$20.256	389,532	5.375	33.00%	4.71%	4.18%	$28.75	$9.34	$3,638,228.88
12/17/2002	$21.353	48,360	5.400	33.00%	4.71%	4.18%	$28.75	$8.90	$430,404.00
1/1/2003	$21.718	1,038,492	5.428	33.00%	4.71%	4.18%	$28.75	$8.76	$9,097,189.92
2/5/2003	$20.340	32,604	5.496	33.00%	4.71%	4.18%	$28.75	$9.30	$303,217.20

Stock Options (cont’d)

Option Grant Date	Adj. Strike Price	Adj. Shares Outstanding	70% of Remaining Term as of 3/31/2005	Volatility	Dividend Yield	Risk-Free Rate	Duke Stock FMV	Current Black-Scholes Value/Share	Value of Outstanding Stock Options
7/22/2003	$21.946	31,980	5.816	33.00%	4.71%	4.23%	$28.75	$8.71	$278,545.80
11/26/2003	$23.413	221,832	6.059	33.00%	4.71%	4.25%	$28.75	$8.22	$1,823,459.04
12/19/2003	$24.240	9,204	6.103	33.00%	4.71%	4.25%	$28.75	$7.96	$73,263.84
1/1/2004	$24.837	1,068,132	6.128	33.00%	4.71%	4.25%	$28.75	$7.77	$8,299,385.64
8/1/2004	$25.417	37,596	6.536	33.00%	4.71%	4.30%	$28.75	$7.66	$287,985.36
11/1/2004	$25.266	26,208	6.713	33.00%	4.71%	4.30%	$28.75	$7.72	$202,325.76
1/1/2005	$26.788	1,151,124	6.829	33.00%	4.71%	4.32%	$28.75	$7.32	$8,426,227.68
2/25/2005	$26.038	29,952	6.935	33.00%	4.71%	4.32%	$28.75	$7.53	$225,538.56
								Total:	$78,683,691.95

Restricted Shares

Grant Date	Duke Stock FMV	Adj. Rest. Shares Outstanding	Value of Outstanding Rest. Shares
3/3/2003	$28.75	80,576	$2,316,547.35
7/22/2003	$28.75	6,836	$196,532.70
4/6/2004	$28.75	74,492	$2,141,632.35
1/1/2005	$28.75	82,132	$2,361,307.65

		Total:	$7,016,020.05

Performance Shares

Performance Period	Cinergy Stock FMV	Target Shares Outstanding	Award Payout @ Maximum	Dividends Accrued Per Share Through 3/31/05	Additional Shares from Dividends	Total Perf. Shares Outstanding		Value of Outstanding Perf. Shares
1/1/03 - 12/31/05	$40.54	411,193	822,386	$4.20	85,200	907,586		$36,793,536.44
1/1/04 - 12/31/06	$40.54	413,126	826,252	$2.36	48,100	874,352		$35,446,230.08
1/1/05 - 12/31/07	$40.54	392,366	784,732	$0.48	9,291	794,023		$32,189,692.42

						Total:		$104,429,458.94

					Assumed Settlement:	Cash (50%	)	$52,214,729
						Stock (50%	)	$52,214,729